UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

BLACKHAWK NETWORK HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

09238E104

(CUSIP Number)

April 14, 2014

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 09238E104	Page 2 of 4

1	NAMES OF REPORTING PERSONS Safeway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,592 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,592 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,592 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Represents 10,592 shares of Class A common stock held directly by the Reporting Person.
(2)	Based on 12,530,246 shares of Class A common stock outstanding as of March 28, 2014, as reported on the Issuer’s proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on April 10, 2014.

ITEM 1	(a)	Name of Issuer:

Blackhawk Network Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

6220 Stoneridge Mall Road

Pleasanton, CA 94588

ITEM 2	(a)	Name of Person Filing:

Safeway Inc. (the “Reporting Person”)

(b)	Address of Principal Business Office:

5918 Stoneridge Mall Rd.

Pleasanton, California 94588-3229

(c)	Citizenship:

The Reporting Person is incorporated in the State of Delaware

(d)	Title of Class of Securities:

Class A common stock, $0.001 par value per share (“Class A common stock”)

(e)	CUSIP Number:

09238E104

ITEM 3

  Not applicable.

ITEM 4	Ownership

(a)	Amount beneficially owned: The information regarding ownership set forth in Items 5-11 of the cover page hereto is hereby incorporated by reference.

(b)	Percent of Class: The percentage set forth in Item 11 of the cover page was obtained by dividing the number of shares set forth in Item 9 of the cover page by 12,530,246 shares of Class A common stock outstanding as of March 28, 2014, as reported on the Issuer’s proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on April 10, 2014.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

See Item 5 of the cover page.

(ii)	Shared power to vote or direct the vote:

See Item 6 of the cover page.

(iii)	Sole power to dispose or direct the disposition of:

See Item 7 of the cover page.

(iv)	Shared power to dispose or direct the disposition of:

See Item 8 of the cover page.

ITEM 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the Class A common stock, check the following    ☒  .

ITEM 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8	Identification and Classification of Members of the Group

Not applicable.

ITEM 9	Notice of Dissolution of Group

Not applicable.

ITEM 10	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2014

SAFEWAY INC.

By:	/s/ Robert A. Gordon
Robert A. Gordon
Senior Vice President, Secretary and General Counsel